UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date May 22, 2015	By /s/ Wang Jian

Name: Wang Jian

Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

New Proxy Form for the 2014 Annual General Meeting

(Note 1),

I/We_________________________________________________________________________________________________ “H” Shares shareholder account number (if applicable):____________________________________________________

(Note 1),

address: _____________________________________________________________________________________________

hold __________________________________________________________________ “H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the AGM or Mr./Ms. _____________________________________________________________________ of (Note 3), address: ______________________________________________________________________________________________

to represent me/us to attend the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”), at 9:30 a.m. on Tuesday, 16 June 2015 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”) and the supplemental notice of the AGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice and the Supplemental Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2014.”
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2014.”
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2014.”
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2014.”
5.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2015, and to authorise the Board to determine their remuneration.”
6.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2015, and to authorise the Board to determine their remuneration.”
7.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:

(1)   Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)   Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(4)     Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(5)   Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(6)  Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

Authorisation to be granted to the Board

(7)   An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)   To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)  To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii) To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv) To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v) To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi) To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii) To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

8.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)  the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)   such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)  the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(iii) the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)    for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)   the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)  the expiration of the 12-month period following the passing of this special resolution; and

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company (the “Articles of Association”) as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

9.	Ordinary Resolution: “THAT, to consider and approve the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific subscriber《關於中國東方航空股份有限公司符合向特定對象非公開發行A股股票條件的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”
10.	Special Resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscriber by China Eastern Airlines Corporation Limited《 關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》”.
10.01 Class of shares to be issued and nominal value
10.02 Method of issue
10.03 Target subscriber and method of subscription
10.04 Number of new A Shares to be issued and issue size
10.05 Price determination date, issue price and basis of determination of issue price
10.06 Lock-up period
10.07 Place of listing
10.08 Use of proceeds
10.09 Arrangement relating to the distributable profits of the Company accumulated but not declared
10.10 Valid period of the authorisation in respect of the Additional A Shares Issue” (Note 5)
11.	Special Resolution: “THAT, to consider and approve the “Plan for the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司非公開發行A股股票預案的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”
12.	Ordinary Resolution: “THAT, to consider and approve the “Explanation on the use of the proceeds of the previous fund raising activities《關於前次募集資金使用情況的說明的議案》”.Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
13.	Ordinary Resolution: “THAT, to consider and approve the “Authorization to the Board and its authorized representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票的相關事宜的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”
14.	Ordinary Resolution: “THAT, to consider and approve the “ Feasibility report on the use of proceeds raised from the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司非公開發行A股股票募集資金使用可行性報告的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”
15.	Ordinary Resolution: “THAT, to consider and approve the “Future plan for return to the Shareholders for the coming three years (2015–2017) by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司未來三年(2015–2017年)股東回報規劃的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”
16.	Ordinary Resolution: “THAT, to elect Mr. Tian Liuwen (田留文) as a director of the seventh session of the Board, with a term of office in line with the current session of the Board.”
17.	Ordinary Resolution: “THAT, to elect Mr. Shao Ruiqing (邵瑞慶) as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”
18.	Ordinary Resolution: “THAT, to agree the entering into the Master Lease Agreement between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”) in relation to the finance lease from CES Leasing to the Company no more than 23 aircraft, with the lease term of 120 months, the leasing interest rate of 6 month USD LIBOR plus 1% to 3%, the total leasing arrangement fee of no more than RMB75 million, the total rental fee (including the principal and interest) of no more than USD1.7 billion; and that to authorise the President of the Company to take charge of the specific implementation.”

(Note 6)
Signature(s):		Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares registered in your name(s).
3.	If you wish to appoint someone other than the chairman of the AGM, please delete the words “the chairman of the AGM or”and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.
4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.
5.	The full text of resolution is set out in the Notice and the Supplemental Notice.
6.	This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the new proxy form must bear the company chop of that company or institution.
7.	This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the AGM in order for such documents to be considered valid.
8.	IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the AGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.
9.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:
(i)	If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Notice.
(ii)	If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.
(iii)	If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the AGM, you will have to attend in person and vote at the AGM.

You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

10.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
11.	If a proxy attends the AGM, appropriate identification documents must be produced.
12.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.